EXHIBIT 99.1

Inventiva announces the implementation of an At-The-Market program in the United States

Daix (France), August 2, 2021 (GLOBE NEWSWIRE) – Inventiva S.A. (NASDAQ: IVA – EURONEXT PARIS: IVA) (the “Company”), a clinical-stage biotechnological company focused on the development of oral small molecule therapies for the treatment of patients with significant unmet medical need in the areas of fibrosis, lysosomal storage disorders and oncology, today announced the implementation of an At-The-Market (“ATM”) program allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Inventiva, with aggregate gross sales proceeds of up to $100,000,000 (subject to a regulatory limit of 20% dilution and within the limits of the investors' requests expressed in the context of the program), from time to time, pursuant to the terms of a sale agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors. The ATM program will be effective until August 2, 2024, unless terminated prior to such date in accordance with the sale agreement or the maximum number of ADSs to be sold thereunder has been reached.

The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its product candidates, and for working capital and general corporate purposes.

Jefferies, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all ADSs requested to be sold by the Company, in accordance with standard market practices. Sales prices may vary based on market prices and other factors. Only eligible investors (as described in greater detail below) may purchase ADSs under the ATM program.

The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to the 20th resolution adopted by the annual general meeting of shareholders held on April 16, 2021 (or any substitute resolutions, adopted from time to time), for an aggregate offering amount of up to $100.0 million, being specified that the maximum number of new shares to be admitted on the regulated market of Euronext Paris is capped at 20% of the number of shares admitted to trading on such market, including shares admitted without prospectus during the last twelve months at the date of their issuance. The new ordinary shares to be sold in the form of ADSs would be issued in one or more offerings at the market price of each offering of the ADSs at the time of pricing of the considered capital increase.

The ATM program may only be issued to the categories of investors defined in the 20th resolution adopted by the annual general meeting of shareholders held on April 16, 2021 (or any similar resolutions that may be substituted to them in the future), comprising (i) natural or legal persons (including companies) trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors, and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors. The new ordinary shares will be admitted to trading on the regulated market of Euronext in Paris and the issued ADSs will trade on the Nasdaq Global Market (“Nasdaq”).

On an illustrative basis, assuming the issuance of the full amount of 7,593,015 ADSs at an assumed offering price of $13,17 (or €11,361), the last reported sale price of the ADSs on Nasdaq on July 29, 2021, for the maximum gross proceeds of $100,000,000 (or €84,224,712.502) under the ATM program, a holder of 1.0% of the outstanding Company's share capital as of the date of this press release, would hold 0.84% of the outstanding Company's share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).

During the term of the ATM program, the Company will include in the publication of its quarterly results information about its use of the program during the preceding quarter and will also provide an update after each capital increase on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM program from time to time.

A shelf registration statement on Form F-3, including a base prospectus relating to Inventiva’s securities and a sales agreement prospectus relating to the ATM program, was filed with the SEC, but has not yet become effective. The securities referred to in the registration statement may not be sold, nor may offers to buy them be accepted, prior to the time the registration statement becomes effective. Before purchasing ADSs in the offering, prospective investors should read the base prospectus and the accompanying sales agreement prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the base prospectus and the accompanying sales agreement prospectus relating to the offering may be obtained from Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com. No prospectus will be subject to the approbation of the Autorité des Marchés Financiers (“AMF”) pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council dated June 14, 2017, as amended (the “Prospectus Regulation”) since the contemplated share capital increase (for the issuance of the ordinary shares underlying the ADS) would be offered to qualified investors (as such term is defined in Article 2(e) of the Prospectus Regulation) and fall under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market, provided that they represent, over a period of 12 months, less than 20% of the number of securities already admitted to trading on the same regulated market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of preclinical programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, forecasts and estimates with respect to the ATM program, Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including the timing and use, if any, of the ATM program, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs and timelines, and its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, under number D.21-0124, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the full-year financial report for the year ended December 31, 2020 for additional information in relation to such factors, risks and uncertainties. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements. This document, as well as other regulated information and all of the Company's press releases, are available on its website and on the AMF website (www.amf-france.org) and are available free of charge on request at the Company's registered office at 50, rue de Dijon, 21121 Daix, France.

1 Based on a USD-EUR conversion rate of 1.1873

2 Based on a USD-EUR conversion rate of 1.1873

Attachment

  Inventiva - PR - ATM - EN - 02082021 (https://ml-eu.globenewswire.com/Resource/Download/e90a91ec-0714-4a4e-b221-448831cf3fd1)